Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces executive appointments

     TORONTO, June 18 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. today announced the executive appointments that are intended to produce strategic synergies and operational efficiencies within the U.S. operations.
The following appointments are effective July 1, 2008.

     Lincoln General Insurance Company:

     Roger Beck is appointed Senior Vice President and Chief Underwriting
Officer at Lincoln General. Roger brings to his new role over 20 years of related experience, both in personal and commercial lines insurance. Roger has been with Kingsway for eight years and is currently President and Chief
Executive Officer of American Country and was previously a Vice President at
Lincoln General. He will oversee all ongoing and future underwriting and product development operations at Lincoln General.
     Frank Amodeo, currently a Vice President of Kingsway Financial, is appointed Acting Chief Operating Officer of Lincoln General. Frank has over
30 years of insurance industry experience and has worked closely with all of the Kingsway subsidiaries over the past seven years. Frank's responsibilities include overall program relationships and related disciplines, including claims, loss control, audit, and other partnership strengthening aspects of
Lincoln General's business.

     American Country Insurance Company:

     Tom Ossmann is appointed President and Chief Executive Officer at
American Country. Tom will also continue in his current role as President and
Chief Executive Officer of American Service Insurance Company. The additional responsibilities will, among other things, allow both companies to enhance the total value to Kingsway of the two companies' commercial automobile lines, including taxis, and will increase operational efficiencies. In addition, the joint management will provide opportunities to coordinate marketing and distribution to maximize the combined market presence of the companies.
     "The new organizational structure at Lincoln General and American Country recognizes the need for a more focused operational structure which will enable
Kingsway to better utilize its resources and provide synergies and operational efficiencies within the organization," said Shaun Jackson, President and Chief
Executive Officer. "These appointments will ensure that our most experienced managers are closely aligned with ongoing operational needs, while allowing us to focus on our core business products. Together this will enable Kingsway to develop and successfully execute its return to profitability and growth."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries in Canada and two insurance agencies in Canada and the United
States. The Company employs approximately 2,900 people in Canada and the
United States and is headquartered in Mississauga, Ontario, Canada. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008; Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 09:00e 18-JUN-08